UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Registration No. 001-38208

Dragon Victory International Limited

Hanshi Tower 22nd Floor, No. 1786 Binsheng Road,
Binjiang District, Hangzhou, Zhejiang Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Dragon Victory International Limited Announces Results of Annual General Meeting of Shareholders for Fiscal Year 2020

Dragon Victory International Limited (Nasdaq: LYL) ("Dragon Victory" or the "Company"), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today the results of the Company’s 2020 Annual General Meeting of Shareholders (the “2020 AGM”) held on April 29, 2020, 9 a.m. Beijing time in Hangzhou, Zhejiang, China.

At the 2020 AGM the Company’s shareholders approved and adopted the following resolutions:

1.	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the Board of Directors to fix the remuneration of the directors;
7.	To approve and adopt the Company’s 2020 Performance Incentive Plan; and
8.	To approve, ratify and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2020, and to authorize the Board of Directors to fix their remuneration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: April 30, 2020	By:	/s/ Limin Liu
		Name:	Limin Liu
		Title:	Chief Executive Officer